

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 17, 2008

Paul T. Frampton
Chief Financial Officer and Treasurer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, UT 84057

> **Re: ForeverGreen Worldwide Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Response letter dated November 12, 2008**
> **File No. 0-26973**

Dear Mr. Frampton:

We have reviewed your filings and response letter dated November 12, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 6 Business Combinations, page 36

1.   Your response to comment number five to our letter dated August 6, 2008 explains that ForeverGreen International LLC, and Whole Living Inc. would operate jointly with one management team, but with two separate ownership groups. Please tell us the specific facts and circumstances surrounding the January 2006 acquisition by Whole Living of a 23% interest in ForeverGreen International LLC that led both parties to agree that Whole Living, Inc. would be managed by the current management of ForeverGreen International LLC. Please also tell us if such decision was pursuant to a written agreement, and if applicable, tell us where such agreement has been included with your filings.

2.   Please tell us if the January 2006 acquisition by Whole Living of a 23% interest in ForeverGreen International LLC was done in contemplation of Whole Living acquiring the remaining, or an additional interest in ForeverGreen International

LLC. If applicable, please provide us any written agreements related to such contemplated transaction.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief